Delaying Amendment Letter of Lemont Inc

Name: Lemont Inc

CIK: 0001617216

File Number: 333-200984

Address of Principal Executive Office: 135-50 Roosevelt ave., 308, Flushing, NY11354

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Name: Wanjun Xie
Tel: 646-508-6285
Email: cdp1998@hotmail.com

the Company hereby amends the Registration Statement, Form S-1 (File No. 333-200984), to include on the cover page the delaying amendment language required by Rule 473 of the Securities Act. Specifically, the Company hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.

IV. DEL AM	IV. Separately filed delaying amendment under Securities Act Rule 473 to delay effectiveness of a 1933 Act registration statement	IV. EDGARLink Template 3	IV. XFDL Technical Specification
Wanjun Xie President, On Behalf of Lansdale Inc Date: 12/29/2014